                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

PRESS RELEASE

Board adopts first-quarter 2003 accounts

Operating profits improved

Debt reduced by 2 billion euros compared with end 2002

Debt due beyond one year rises from 75% of total

at end 2002 to 81% in the first quarter of 2003

Post–merger Group financial objectives confirmed

2003 Net operating accounts of the company resulting from the merger will permit the dividend policy to remain unchanged

The Organizational Model provided for by the legislative decree 231/01 has been formalized

TELECOM ITALIA GROUP

REVENUES: 7,125 MILLION EUROS (-1.9% COMPARED WITH THE FIRST QUARTER OF 2002), +6.4% EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE AREA OF CONSOLIDATION

GROSS OPERATING RESULT: 3,303 MILLION EUROS (+0.9% COMPARED WITH THE FIRST QUARTER OF 2002), +3.9% EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE AREA OF CONSOLIDATION

GROSS OPERATING RESULTS/REVENUES RATIO: 46.4%

(45.1% IN THE FIRST QUARTER OF 2002)

OPERATING INCOME: 1,866 MILLION EUROS (+7.8% COMPARED WITH THE FIRST QUARTER OF 2002), +6.4% EXCLUDING EXCHANGE RATE FLUCTUATIONS AND CHANGES TO THE AREA OF CONSOLIDATION

OPERATING INCOME/REVENUES RATIO: 26.2%

(23.8% IN THE FIRST QUARTER OF 2002)

RESULT BEFORE EXTRAORDINARY ITEMS AND TAX: 1,450 MILLION EUROS (+19% COMPARED WITH THE FIRST QUARTER OF 2002)

NET CONSOLIDATED RESULT: 503 MILLION EUROS (+32% COMPARED WITH THE FIRST QUARTER OF 2002, EXCLUDING NET CAPITAL GAINS FROM DISPOSALS)

FREE CASH FLOW FROM OPERATIONS: 2,413 MILLION EUROS

(+50% COMPARED WITH THE FIRST QUARTER OF 2002)

DEBT DOWN TO 16,079 MILLION EUROS

(-2,039 MILLION EUROS COMPARED WITH 31 DECEMBER 2002)

TELECOM ITALIA SPA

REVENUES: 3,959 MILLION EUROS (-5.5% COMPARED WITH THE FIRST QUARTER OF 2002), +0.2% ON EQUIVALENT TERMS

GROSS OPERATING RESULTS/REVENUES RATIO: 45.4%

(44.7% IN THE FIRST QUARTER OF 2002)

OPERATING INCOME/REVENUES RATIO: 26.6%

(26.2% IN THE FIRST QUARTER OF 2002)

RESULT BEFORE EXTRAORDINARY ITEMS AND TAX: 670 MILLION EUROS (+92 MILLION EUROS COMPARED WITH THE FIRST QUARTER OF 2002)

NET INCOME: 356 MILLION EUROS

(+27% COMPARED WITH THE FIRST QUARTER OF 2002)

DEBT: 14,887 MILLION EUROS

(-241 MILLION EUROS COMPARED WITH 31 DECEMBER 2002)

Milan, 5 May 2003 – At today’s Telecom Italia Board of Directors meeting, chaired by Marco Tronchetti Provera, the Board adopted the first quarter 2003 accounts.

TELECOM ITALIA GROUP

During 2002 and in the first quarter of this year the 9Telecom Group, Telespazio Group and the Sogei S.p.A., Consiel S.p.A., Datahouse S.p.A., Emsa S.p.A. Immsi S.p.A. and Telimm S.p.A. companies left the area of consolidation, while Blu S.p.A. the Webegg Group were added. The repercussions of these changes are highlighted in the headline consolidated economic data to enable comparisons on equivalent terms.

Revenues in the first quarter of 2003 amounted to 7,125 million euros, a 1.9% drop compared with the same period in 2002 (7,265 million euros). Changes to the area of consolidation affected this figure as the 9Telecom Group, Sogei (consolidated for the first six months of 2002) and the Telespazio Group (consolidated until 30 September 2002) left the area, and the Webegg Group was added. Revenues were maintained with significant contributions posted by the Mobile Business Unit, Domestic Wireline Business Unit and the Internet and Media Business Unit. Excluding the negative effects of exchange rate fluctuations (348 million euros) and changes to the consolidation area (218 million euros), organic growth reached 6.4% (+426 million euros).

The gross operating result, corresponding to 3,303 million euros, registered growth of 0.9% compared with the first quarter of 2002 (3,274 million euros). Organic growth of 3.9% was recorded (+125 million euros), excluding the negative effects of exchange rate fluctuations and changes to the area of consolidation. The gross operating result was equal to 46.4% of revenues, compared with 45.1% during the same period in 2002.

Operating income amounted to 1,866 million euros, a 135 million euro improvement compared with the first quarter of 2002 (+7.8%, +6.4% in terms of organic growth). Operating income accounted for a larger proportion of revenues, up from 23.8% for the same period in 2002 to 26.2% in the first quarter of 2003. The higher absolute figure benefited from gross operating result growth and lower depreciation.

The result before extraordinary items and tax corresponded to 1,450 million euros, up 229 million euros compared with the first quarter of 2002 (approx. +19%).

The Group’s net consolidated result for the first quarter of 2003 increased by 121 million euros (approx. +32%) to 503 million euros compared with the same period in 2002, excluding net capital gains equal to 339 million euros generated by the disposal of equity stakes in Bouygues Decaux Telecom and Lottomatica. Taking these into account, the Group’s net consolidated result for the first quarter of 2002 corresponded to 721 million euros.

Investments totalled an aggregate of 860 million euros (1,227 million euros in the first quarter of 2002): 697 million euros in capital expenditure, 142 million euros in long-term financial investments, and 21 million euros in goodwill.

Free cash flow, corresponding to 2,413 million euros, posted a 805 million euro increase (approx. +50%) compared with the first quarter of 2002, and corresponded to 33.9% of revenues (22.1% in the first quarter of 2002).

Net financial borrowings, corresponding to 16,079 million euros, was reduced by 2,039 million euros compared with 31 December 2002 (18,118 million euros). This improvement was generated by free cash flow from operations over the period and the proceeds from the first two installments for the disposal of Telekom Srbija (60 million euros). Securitization operations were also undertaken to improve net financial borrowings at 31 March 2003 by 839 million euros, a figure that is in line with the corresponding figure for 31 December 2002.

The proportion of debt falling due beyond one year grew from 75% at 31 December 2002 to 81% at 31 March 2002. Taking into account debt that falls due during the next financial year (2,273 million euros), the medium/long-term percentage rises to 93% (88% at 31 December 2002).

At 31 March 2002 the Group employed 100,765 people, a reduction of 948 (101,713 at 31 December 2002). The fall may principally be ascribed to changes to the area of consolidation.

The outlook for the 2003 financial year is for the Telecom Italia Group to maintain its operating profitability and further reduce net financial borrowings.

On the assumption that the merger of Telecom Italia into Olivetti goes ahead (described below, in the section on events occurring after 31 March), it is expected that:

•

Consolidated net financial borrowings may rise temporarily as a result of operations associated with the merger (withdrawal by Olivetti shareholders, and a partial voluntary Olivetti public purchase offer for Telecom Italia ordinary and savings shares), which will see partial cover in 2003, in cash flows generated by both the management and disposals of non strategic assets. As previously announced, this increase will be reabsorbed by year-end 2004;

•

For the 2003 financial year the Group will maintain its operating profitability prior to consolidation difference write-downs.

It is forecast that the 2003 net operating accounts of the company resulting from the merger will allow for a dividend policy whereby current Telecom Italia shareholders receive overall dividend payments that are at least equal to those received at present.

Lastly, a new organizational model has been completed to comply with Decree Law 231/01. This new model consists of ad hoc internal auditing forms that embody the Code of Ethics, general principles of internal auditing, and the specific principles according to which relations are undertaken with public sector bodies.

Over 1,300 people contributed more than 20,000 man-hours to this project, which included accurately mapping risks and auditing the regulatory status of the strict organizational systems that were already in place.

TELECOM ITALIA SPA

In late 2002 Telecom Italia Sparkle took over the “Wholesale International Services” company unit; in March 2003 subsidiary company Telecom Italia Lab was merged through incorporation, with bookkeeping and fiscal effect from 1 January 2003.

Telecom Italia SpA revenues at 31 March 2002 amounted to 3,959 million euros, down slightly compared with the first quarter of 2002 (4,190 million euros). This was wholly the result of bookkeeping effects arising from the transfer to Telecom Italia Sparkle of the “Wholesale International Services” unit and the resulting allocation of international call traffic revenues to this unit. On equivalent terms, revenues posted a 9 million euro rise.

The gross operating result, corresponding to 1,798 million euros, registered a 77 million euro reduction compared with the first quarter of 2002 (1,875 million euros in the first quarter of 2002), and accounted for 45.4% of revenues (44.7% during the same period in 2002). The 33 million euro fall on equivalent terms may essentially be ascribed to higher corporate structure costs. The slowdown was generated by the previously mentioned drop in revenues, though this was partly offset by lower consumption of materials and external services, and diminished labour costs.

Operating income, corresponding to 1,052 million euros, posted a 45 million euro reduction compared with the first quarter of 2002 (1,097 million euros), and amounted to 26.6% of revenues (26.2% during the same period in 2002). The reduction on equivalent terms was equal to 16 million euros.

The result before extraordinary items and tax corresponded to 670 million euros, against 578 million euros for the first quarter of 2002.

The Parent company net result was a 356 million euro profit, up 76 million euros (approx. +27%) compared with the first quarter of 2002. As is customary, first quarter 2003 results do not include dividends from subsidiary companies generated through profits from the current financial year, which are reported at year-end in compliance with the principle of maturity. This result was achieved following improvements over the first quarter of 2002 of the balance of investment management (+41 million euros), the balance between equity interest income and charges (+96 million euros) and the balance of extraordinary income and charges (+57 million euros).

Net financial debt corresponded to 14,887 million euros, following a reduction of 241 million euros compared with 31 December 2002 (15,128 million euros). The improvement was the result of cash flow from operations (768 million euros), which more than compensated for investment and extraordinary management spending (358 million euros), in addition to the acquisition of the initial net financial borrowings of incorporated company Telecom Italia Lab (169 million euros). Further, the positive repercussions of securitization operations corresponded to 839 million euros. The proportion of medium/long-term debt rose to 74% at 31 March 2003, up from 68% at 31 December 2002 on a proforma basis.

EVENTS OCCURRING AFTER 31 MARCH 2003

THE MERGER OF TELECOM ITALIA INTO OLIVETTI

At its 15 April 2003 meeting, the Board of Directors adopted the plan to merge Telecom Italia into Olivetti, including provisions for the following share exchange ratio:

•

7 Olivetti ordinary shares, par value one euro each, for every Telecom Italia ordinary share of par value €0.55 each;

•

7 Olivetti savings shares, par value one euro each, for every Telecom Italia savings share of par value €0.55 each.

As a result of the merger, the controlling stake in Telecom Italia held by Olivetti will be cancelled, and Olimpia’s stake in Olivetti will be significantly diluted. The exchange ratio requirement shall predominantly be covered by a redistribution of Olivetti capital as it stands at the time the merger is completed. It has consequently been deemed appropriate to adjust the post-merger par value of Olivetti ordinary and savings shares to €0.55 (equal to the par value of Telecom Italia shares) in place of the present par value of €1.

The company resulting from the merger will take on the Telecom Italia name and company purpose. Company headquarters shall be located in Milan, at the current Telecom Italia offices.

More generally, Olivetti shall also adopt new bylaws that essentially match Telecom Italia’s current bylaws. Pursuant to the change in company purpose, Olivetti shareholders will be entitled to exercise withdrawal rights. Olivetti has entered into a 9 billion euro facility agreement to meet any requirements arising from the exercise of withdrawal rights. Any portion of this facility not used for withdrawals will be set aside for a partial voluntary tender offer on Telecom Italia ordinary and savings shares.

The public purchase offer acquisition price will be equal to the average share price over the period between 12 March and the date of the Olivetti Shareholders’ Meeting called to approve the merger, plus a 20% premium, with a minimum and maximum respectively corresponding to €7.0 and €8.4 for ordinary shares and €4.7 and €5.65 for saving shares. Both the withdrawal rights and public purchase offer are conditional upon the merger going through. The merger will become effective upon the final registration of the official merger document at the registry offices of the companies involved, or, alternatively, at a later date as established in the official merger deed, which is scheduled to be ready by early August 2003. For bookkeeping purposes, it is planned that transactions undertaken by Telecom Italia shall be entered onto the Olivetti accounts starting from 1 January 2003; the fiscal effects of the merger shall also commence from that same date. The ordinary and savings shares issued by Olivetti in exchange for Telecom Italia shares, which will be cancelled as a result of the merger, will be cum-coupon. The merger shall only come into effect if the savings shares allocated by Olivetti under the exchange are admitted for listing on the automated market run by Borsa Italiana S.p.A.. A request will be made for the new ordinary and savings shares of the company resulting from the merger to be admitted to a New York Stock Exchange listing.

SEAT PAGINE GIALLE SPIN-OFF

On 1 April 2003 the Seat Pagine Gialle Board of Directors adopted a plan for the proportional and partial spin-off of Seat Pagine Gialle S.p.A. (the “spin-off” company) to a newly founded company (the “beneficiary” company), on the basis of the spin-off company’s balance sheet situation at 31 December 2002. On approval of the project by Seat PG’s shareholders, the beneficiary company will take on the going concern composed principally of the following business areas: Directories (consisting of Italian telephone publishing operations and equity interests in TDL Infomedia and Thomson), Directory Assistance (89.24.24 Pronto Pagine Gialle and Telegate) and Business Information (Consodata Group). The spin-off company will take on the new name of Telecom Italia Media; the beneficiary company will be known as Seat Pagine Gialle. On the basis of the spin-off plan, at the moment the operation becomes effective, current Seat PG shareholders will be allocated the following shares in exchange for every 40 ordinary (savings) shares held:

•

29 new ordinary (savings) shares in the Seat Pagine Gialle beneficiary company

•

11 new ordinary (savings) shares in the Telecom Italia Media spin-off company.

Furthermore, it should be noted that Telecom Italia has begun procedures for the divestment, by competitive process, of disposal of the controlling equity interest in the above-mentioned beneficiary company. This will be implemented subsequent to conclusion of the spin-off process.

DISPOSAL OF STREAM EQUITY INTEREST

On 30 April 2003, upon receipt of approval from the relevant authorities, the agreement with News Corporation announced on 1 October 2002 for the creation of a single Italian pay-TV company was completed. The new company emerging from the integration of Stream and Tele+ will be called Sky Italia. Telecom Italia will hold a 19.9% stake in the company, and News Corporation 80.1%.

STRATEGIC OUTSOURCING DEAL BETWEEN TELECOM ITALIA AND HEWLETT-PACKARD

The Management Services & Outsourcing agreement between Telecom Italia and Hewlett-Packard announced on 21 February has become operational, following completion of procedures pursuant to legislation in force. The agreement implements operations outsourcing contracts as follows: HP is to provide asset management, help desk, maintenance and workstation management services, while IT Telecom is to administer Hewlett-Packard Italiana’s SAP environment operational activities and host HP’s systems at its Data Centers. Contracts have also been completed for the disposal of 100%-owned Telecom Italia company IT Telecom’s Desktop Management services company unit to a new Hewlett-Packard entity known as HP DCS (Hewlett-Packard Distributed Computing Services).

BUSINESS UNIT RESULTS BREAKDOWN

First-quarter 2003 data for the Mobile Services and Internet & Media Business Units are available in press releases issued today following the TIM and Seat Pagine Gialle Board Meetings called to adopt the first-quarter accounts.

DOMESTIC WIRELINE

Since 1 January 2003, the area of consolidation of Telecom Italia’s fixed-line network services business unit Domestic Wireline has changed following the transfer of the Loquendo SpA company (previously part of IT Group operations). In the first quarter of 2003 Domestic Wireline significantly boosted its operational and earnings performance compared with the same period in the preceding year.

Revenues, corresponding to 4,235 million euros, posted +1.4% growth compared with the first quarter of 2002. This is of enormous significance, given that in recent years revenues have fallen consistently. This increase has been achieved through the implementation of an effective presence on the core telephony market, and major ongoing development of broadband markets, innovative data services and value added services. In particular, flat voice offerings now apply to almost 5.4 million lines. Core traffic market share has stabilized, while broadband offering accesses now correspond to 1,100,000.

Business customer data service growth continues to be driven by innovative data services development (+48% compared with the first quarter of 2002), which more than compensated for the slowdown in traditional data services and leased lines, areas in which pricing is regulated and there has been a migration towards innovative solutions. Significant growth was also recorded in value added services (VAS revenues approx. +52% compared with the first quarter of 2002).

The gross operating result, corresponding to 1,973 million euros, registered 1.6% growth compared with the first quarter of 2002, and amounted to 46.6% of revenues.

Operating income corresponded to 1,233 million euros, after posting 2.9% growth compared with the first quarter of last year. As a proportion of revenues, operating income is now 29.1%, compared with 28.7% in the first quarter of last year.

During the first quarter of the year Domestic Wireline confirmed its commitment to investment by investing 433 million euros, a figure that matches the same period in the preceding year.

SOUTH AMERICA

Revenues amounted to 292 million euros, a 78 million euro fall compared with the same period in 2002. This was the result of exchange rate fluctuations, which had a negative impact of around 101 million euros (-88 million euros for the Chilean Peso and -13 million euros for the Boliviano). Stripping out these effects, €23 million of growth was recorded, associated with improved revenues from the Entel Chile Group (+8.1% in local currency terms).

The gross operating result posted a 25 million euro drop on the first quarter of 2002, though excluding exchange rate fluctuations growth corresponded to 9 million euros. The gross operating results/revenues ratio was up from 34.3% in the first quarter of 2002 to 34.9% in the first quarter of 2003.

Operating income was impacted by the elements described above, and was down by 9 million euros (with exchange rate fluctuations amounting to -12 million euros). The operating income/revenues ratio (12.7%) grew compared with the first quarter of 2002 (12.4%).

INFORMATION TECHNOLOGY MARKET

Continuing on from the 2002 financial year, in the first quarter of 2003 the Information Technology Market Business Unit implemented overall efficiency enhancement actions and vigorous cost reduction, particularly at Finsiel SpA and its main subsidiaries.

From 1 January 2003, the Netikos Group, Webegg Group and Eustema SpA, which had previously been consolidated among Group IT operations, were transferred to the ITM BU. Sogei S.p.A. (consolidated for the first six months of 2002) and Consiel S.p.A. (consolidated for the first eight months of 2002) left the consolidation area following disposal.

Revenues posted a 32 million euro fall compared with the same period in the preceding year, reclassified under equivalent conditions. This may principally be ascribed to Finsiel’s lower turnover, which was generated by reduced volumes and a general reduction in prices to main clients, alongside lower turnover from the Webegg Group and, to a lesser extent, from Banksiel. These reductions were offset by improved performances from Eustema and Eis, and a greater contribution by Agrisian.

The gross operating result and operating income increased as a result of the aforementioned price cuts to main customers, which principally affected Finsiel.

INFORMATION TECHNOLOGY GROUP

The new IT Telecom SpA company commenced operations on 1 January 2003, offering technology innovation services and supplying information operations oriented towards Telecom Italia Group companies. IT Telecom SpA was formed through the merger of Netsiel S.p.A., Saritel S.p.A., Sodalia S.p.A. e Telesoft S.p.A.

Consolidated revenues posted 61 million euro growth compared with the first quarter of 2002, driven by improved Business System, Operating Systems and Institutional Projects operations, in addition to the completion of a number of projects underway with Telecom Italia in the areas of Broadband, UNICA TD and Order Management.

The gross operating result figure was unchanged, while operating income was impacted by the lower pricing that was introduced in the second half of 2002, and by higher depreciation associated with greater investments undertaken for infrastructure, predominantly relating to the second half of 2002.

Telecom Italia

Communication & Media Relations

Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

***

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, were prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 5th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager